SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       INNOVATIVE CARD TECHNOLOGIES, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    45733R100

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                                 (CUSIP Number)


                               NIMISH PATEL, ESQ.
                             Richardson & Patel, LLP
                         10900 Wilshire Blvd. Suite 500
                              Los Angeles, CA 90024
                                 (310) 208-1182


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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                October 19, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 5 Pages)

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                                  SCHEDULE 13D
CUSIP No. 45773R100                                            Page 1 of 5 Pages
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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Steve Emerson
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)

     PF
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
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  6. Citizenship or Place of Organization

     USA
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               7.       Sole Voting Power
 Number of
   Shares               1,000,000
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        1,000,000
              -----------------------------------------------------------------
              10.       Shared Dispositive Power

                        0
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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000,000
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
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13. Percent of Class Represented by Amount in Row (11)

     5.6%
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14. Type of Reporting Person (See Instructions)

    IN
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


Explanatory Note: Information set forth under each of the Items referenced below supplements the information set forth in the comparable items in Schedule 13D filed byJ. Steve Emerson ("Emerson") with the Securities and Exchange Commission ("SEC") on November 2, 2005.

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the shares of the common stock, par value $.001 per share ("Common Stock"), of Innovative Card Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at 11601 Wilshire Blvd. Suite 2150, Los Angeles, CA 90025.


Item 2. Identity and Background.

(a)   J. Steven Emerson.

(b)   1522 Ensley Avenue Los Angeles, CA 90024

(c)   investor

(d-e) During the last five years Mr. Emerson, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(f)   Mr. Emerson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On October 19, 2005, Mr. Emerson received 800,000 units in consideration for $800,000. Each unit comprised of one share of restricted common stock and warrants convertible into .50 shares of restricted common stock.

Item 4. Purpose of Transaction.

      The shares were acquired by Mr. Emerson solely for investment purposes. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Depending on market conditions and other factors that each may deem material to its investment decision, Mr. Emerson may purchase additional shares in the open market or in private transactions or may dispose of all or a portion of the Shares that Mr. Emerson now owns or hereafter may acquire.

      Although the foregoing represents the range of activities presently contemplated by Mr. Emerson with respect to the Company, it should be noted that the possible activities of Mr. Emerson is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Emerson may be deemed to be the beneficial owners of 1,000,000 shares of Common Stock, constituting approximately 5.57% of the outstanding shares of Common Stock (which calculation is based on 17,964,566 shares of Common Stock outstanding on October 24, 2005 as reported in the Company's Form 8-K filed on October 24, 2005 and the Company's form 10-QSB that was filed on August 15, 2005 and not including the assumed exercise of any warrants which are not exercisable within 60 days of the date hereof).

(b)   Mr. Emerson has the sole power to vote and dispose of the Common Stock.

(c) Except as set forth in Item 3, Mr. Emerson has not effected any transaction in the Common Stock in the past sixty (60) days.

(d)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as set forth herein, Mr. Emerson, has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 2, 2005                               J. STEVEN EMERSON

                                                     By: /s/ J. Steven Emerson
                                                         ----------------------
                                                         J. Steven Emerson